Exhibit 21.1

SUBSIDIAIRES OF HNR ACQUISITION CORP

Subsidiaries	Place of Incorporation/Organization
HNRA Upstream, LLC	Delaware
HNRA Partner, Inc.	Delaware
HNRA Investment, LLC	Delaware
HNRA Royalties, LLC	Delaware
Pogo Resources, LLC	Texas
LH Operating, LLC	Texas